FOR IMMEDIATE RELEASE
Company Contact:
Seymour Holtzman (570) 822-6277, ext. 23

Holtzman Opportunity Fund, L.P. Believes Recent Offer
Of $42.50 Per Share to Buy Blair Corporation is Inadequate

PALM BEACH, FL - - January 25, 2007 - - The Holtzman Opportunity
Fund, L.P. and certain related entities (collectively, "Holtzman Fund") are filing a Schedule 13D with the Securities and Exchange Commission indicating ownership of more than 5% of the outstanding shares of the common stock of Blair Corporation. In their filing, the Holtzman Fund states that it is dissatisfied with the merger price of $42.50 per share by Appleseed's Topco, Inc., a portfolio company of Golden Gate Capital.

Seymour Holtzman, on behalf of the Holtzman Fund, said, "Although we applaud management's effort to increase shareholder value, we believe that the price of $42.50 per share is inadequate. More importantly, we think Blair should not have rushed into this transaction so quickly. We believe multiple channel retailers of Blair's size, scope and profitability are attractive to both strategic and financial buyers, especially given Blair's pristine balance sheet".

In 2005, Blair reported over $450 million in net sales, excluding revenues from its credit portfolio, which was sold to a third party credit provider. Pretax income was reported as $49.1 million with net income of $31.5 million. Excluding one-time events, it is reported that Blair's net income would have been $16.9 million. The Company's reports indicate a tangible net worth of approximately $30.00 per share at the end of most recent quarter with no bank debt and a significant amount of owned property. It is reported that Blair's e-commerce channel sales exceed $100 million as it migrates its existing catalog customers to the Internet.

Mr. Holtzman added, "The events of the past week are startling.
We saw an initial offer by Appleseed's, which we view as a lowball bid, followed three business days later by a definitive merger agreement at $42.50 per share. This is only fifty cents more than the $42.00 per share the Company paid in July 2005 in a self-tender for 4.4 million shares at a total price of $184.8 million. We believe the Appleseed's transaction was pursued in a closed process without involving other potential suitors, and is punctuated with Blair giving Appleseed's an unnecessary breakup fee with an inadequate window of time for other potential suitors to express their interest and perform due diligence."

"We want the process opened to all potential suitors, strategic or financial, and a fair price paid to the shareholders."

Seymour Holtzman is Chairman of the Board and largest individual shareholder of Casual Male Retail Group, Inc. (Nasdaq: CMRG),
Chairman of Web.com, Inc. (Nasdaq:WWWW) and Co-Chairman of George
Foreman Enterprises, Inc. (GFME.pk).